UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                            -------------------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         Commission File Number 0-26876




            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:

             OAK HILL FINANCIAL, INC. 401(K) AND PROFIT SHARING PLAN
                              14621 State Route 93
                               Jackson, Ohio 44640


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            OAK HILL FINANCIAL, INC.
                              14621 State Route 93
                               Jackson, Ohio 44640

                        FINANCIAL STATEMENTS AND EXHIBITS


The following financial statements and exhibits are filed as part of this annual report:

     Exhibit 23  Consent of Independent Public Accountant
     Exhibit 99 Financial Statements and schedule of the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan for the years ended December 31, 2002 and 2001

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, Oak Hill Financial, Inc., the Plan Sponsor and Named Fiduciary, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 OAK HILL FINANCIAL, INC. 401(K)
                                                 AND PROFIT SHARING PLAN

                                                 By: Oak Hill Financial, Inc.


Date:  June 27, 2003                             By:/s/ H. Tim Bichsel
       -------------                             ---------------------
                                                 H. Tim Bichsel
                                                 Secretary

                                    CONTENTS

                                                                            Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                               4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                                    5

NOTES TO FINANCIAL STATEMENTS                                                 6


SUPPLEMENTAL INFORMATION

  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                            10

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Trustees
Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan

We were engaged to audit the financial statements and supplemental schedule of Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and for the year ended December 31, 2002, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note G, which was certified by Principal Financial Group ("Principal"), the Trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that Principal holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the Trustee as of December 31, 2002, that the information provided to the plan administrator by the Trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the Trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have audited the statement of net assets available for benefits of Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan as of December 31, 2001, and in our report dated May 16, 2002, we expressed our opinion that such financial statement presents fairly, in all material respects, the financial status of Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/GRANT THORNTON LLP
---------------------

Cincinnati, Ohio
June 24, 2003

             Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2002 and 2001


         ASSETS                                         2002             2001
                                                     ----------       ----------

Participant directed investments:
  Equities                                           $3,629,321       $2,165,361
  Mutual and closed-end funds                         3,103,877        5,647,294
  Common/collective funds                             2,414,064          202,479
                                                     ----------       ----------
         Total investments                            9,147,262        8,015,134

Receivables:
  Participant loans                                      26,814             --
  Participant contributions                              27,584           24,112
  Employer contributions                                   --              9,435
                                                     ----------       ----------
         Total receivables                               54,398           33,547
                                                     ----------       ----------

Net assets available for benefits                    $9,201,660       $8,048,681
                                                     ==========       ==========




        The accompanying notes are an integral part of these statements.

             Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2002


                                                                 Participant
                                                                  Directed
                                                                  --------

Additions to net assets attributed to:
  Participant contributions                                      $   685,692
  Employer contributions                                             487,432
  Rollovers                                                           80,874
  Interest and dividends                                             140,086
  Net gain on sale of assets                                          18,466
  Net depreciation                                                   (15,099)
                                                                 -----------
         Total additions                                           1,397,451

Deductions from net assets attributed to:
  Benefits paid to participants                                      232,248
  Administrative fees                                                 12,224
                                                                 -----------
         Total deductions                                            244,472
                                                                 -----------

Net increase                                                       1,152,979

Net assets available for benefits:
  Beginning of year                                                8,048,681
                                                                 -----------

  End of year                                                    $ 9,201,660
                                                                 ===========


        The accompanying notes are an integral part of these statements.

             Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


NOTE A - DESCRIPTION OF PLAN

The following description of the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1.   General
     -------

The Plan is a defined contribution plan covering all employees of Oak Hill Financial, Inc. and subsidiaries (the "Company") who have three consecutive months of service and have attained age 21. It was established for the purpose of providing retirement and profit sharing benefits to all eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All of the Plan's assets are entirely participant directed.

2.   Contributions
     -------------

Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers three mutual funds, seven common/collective trust funds and stock of Oak Hill Financial, Inc. as investment options for participants. The 401(k) matching Company contribution is invested as directed by the participants. Additional profit sharing amounts may be contributed at the option of the Company's management and are invested in a portfolio of investments as directed by the participants. Amounts contributed by participants and the Company are subject to certain limitations.

3.   Participant Accounts
     --------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings and (c) nonvested forfeitures. Administrative expenses are paid directly by the Company. Allocations are based on each participant's account at the end of the year. The benefit to which a participant is entitled is the participant's vested account balance.

4.   Payment of Benefits
     -------------------

Upon  termination  of  service  due  to  death,  disability  or  retirement,   a
participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

5.   Vesting
     -------

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service, with 20% annual incremental vesting beginning in year two.

             Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan

                           December 31, 2002 and 2001


NOTE A - DESCRIPTION OF PLAN (continued)

6.   Forfeitures
     -----------

Beginning January 1, 2002, forfeitures of 401(k) employer matching contributions are used to reduce the employer matching contributions for the Plan year in which such forfeitures arose or any subsequent Plan year. Forfeitures of profit sharing contributions are allocated to the remaining participants who are employed on the last day of the Plan year in which the forfeitures arose. For the year ended December 31, 2002, forfeited nonvested amounts totaled $18,632, of which $4,804 was forfeited 401(k) employer matching contributions and $13,828 was forfeitures of employer profit sharing contributions.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

1.   Use of Estimates
     ----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2.   Investment Valuation and Income Recognition
     -------------------------------------------

The Plan's investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on the settlement date. Dividends are recorded when received.


NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

Participant Directed Investments:                         2002           2001
---------------------------------                         ----           ----

Oak Hill Financial, Inc.                               $3,629,321     $2,165,361
American Funds - American Balanced R3 Fund             $2,366,499     $        -
Principal Partners Large Cap Value Separate Account    $  670,013     $        -
American Balanced Fund                                 $        -     $3,663,464
Victory Diversified Stock Fund                         $        -     $1,002,756
Victory Stock Index Fund                               $        -     $  462,619


During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,099.

             Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan

                           December 31, 2002 and 2001


NOTE D - RELATED PARTY TRANSACTIONS

Participants may invest in stock of Oak Hill Financial, Inc., the Plan sponsor, and these transactions qualify as party-in-interest transactions.


NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contribution


NOTE F - PARTICIPANT LOANS

Beginning January 1, 2002, participants may borrow up to 50% of their 401(k) contributions and/or rollover contributions or $50,000 (whichever is less). The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Participants may have only two outstanding loans at anytime. The interest rate is the prime rate plus 1% and is determined when the participant applies for the loan. Principal and interest are paid back directly to the participant's account through payroll deduction. The loans are secured by the balance of the participant's account and bear interest rates ranging from 5.75% to 6.25%.


NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE H - SUBSEQUENT EVENTS

Effective January 1, 2003, all participants in the Plan who are eligible to make elective deferrals and who have attained the age 50 within the Plan year are able to make additional, i.e., "catch-up" contributions to the Plan up to the following dollar amounts. The catch-up contributions are eligible for the 401(k) employer matching contribution.

                                                                  Catch-Up
                  Plan Year                                      Contribution

                      2003                                         $2,000
                      2004                                         $3,000
                      2005                                         $4,000
                      2006                                         $5,000
                      2007*                                        $5,000

                    * For Plan years 2007 and beyond, the catch-up contribution amount will be indexed for inflation in increments of $500.

                            SUPPLEMENTAL INFORMATION

             Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan
                    Form 5500 E.I.N. 31-1010517 Plan No. 004

            Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2002


(a)                        (b)                                                  (c)                      (d)

                                                                      Description of investment
                                                                    including maturity date, rate
               Identity of issue, borrower,                         of interest, collateral, par       Current
                  lessor or similar party                                 or maturity value             value
*        Equities                                                             Shares
                                                                              ------
         Oak Hill Financial, Inc.                                              249,375              $3,629,321

         Mutual Funds
         American Funds American Balanced R3 Fund                              164,340               2,366,499
         American Funds Growth Fund R3 Fund                                     20,708                 381,224
         American Funds New Perspective R3 Fund                                 19,808                 356,154
                                                                                                    ----------
                                                                                                     3,103,877

         Common/Collective Trust Funds
         Principal Money Market Separate Account                                11,847                 455,025
         Principal Bond & Mortgage Separate Account                                292                 170,417
         Principal Large-Cap Stock Index Separate Account                       12,249                 362,387
         Principal Partner Large-Cap Value Separate Account                     74,241                 670,013
         Principal Partner Mid-Cap Value Separate Account                        9,448                  82,766
         Principal Partner Mid-Cap Growth Separate Account                      38,182                 254,302
         Principal Partner Small-Cap Value Separate Account                     39,839                 419,155
                                                                                                    ----------
                                                                                                     2,414,064

         Participant loans - interest rates 5.75% to 6.25%                                              26,814
                                                                                                   -----------

         Total Investments                                                                          $9,174,076
                                                                                                   ===========



*  Denotes a party-in-interest



                                       10